Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2017 FIRST QUARTER RESULTS

Financial Highlights for Fiscal 2017 First Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 478.2% YoY in 1Q17 and MMT India(6) Standalone Hotels booked on Mobile increased by 870.8% YoY in 1Q17. Our Standalone online hotels business represented over 91% of all Hotels and packages transactions.

•	Transactions for Hotels and packages increased by 260.3% YoY in 1Q17.

•	Gross Bookings(5) reached $565.9 million in 1Q17, representing a YoY increase of 27.4%. Gross bookings for Hotels and packages increased by 48.7% in 1Q17.

•	Revenue less service costs(2) increased 62.6% YoY in 1Q17.

•	Revenue less service costs(2) for Hotels and packages increased 89.8% YoY in 1Q17. Hotels and packages contribution increased to 56.3% in 1Q17.

Gurgaon, India and New York, July 27, 2016 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended June 30, 2016.

“Our first quarter for fiscal 2017 achieved a terrific 478% year-on-year transaction growth in our standalone online hotels business, representing over 91% of all Hotels and packages transactions in the quarter. This robust growth has also helped us achieve record quarterly bookings and revenue less service costs for our company,” said Deep Kalra, Group Chairman and Group CEO. “Our near term focus of driving significant market share gains in India’s online hotels has been coupled with our commitment to enhancing our users’ experience, upgrading our technology platform and ultimately driving higher brand awareness, which will allow us to continue to grow and maintain undisputed leadership in India’s online travel market for the long term”.

(in thousands except EPS)	3 months Ended June 30, 2015	3 months Ended June 30, 2016	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$93,660.0	$121,226.0	29.4%	36.3%
Results from Operating Activities	($6,130.0)	($27,812.0)
Loss for the period	($6,936.0)	($14,314.0)
Diluted loss per share	($0.16)	($0.34)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$38,102.8	$58,868.7	54.5%	62.6%
Air Ticketing	$18,262.0	$23,880.0	30.8%	38.1%
Hotels & packages	$18,368.1	$33,213.3	80.8%	89.8%
Other	$1,472.7	$1,775.4	20.6%	27.1%
Adjusted Operating Profit (Loss)(3)	($1,593.0)	($24,257.0)
Adjusted Net Loss (4)	($2,175)	($30,370.0)
Adjusted Diluted loss per share(4)	($0.05)	($0.73)

Operating Metrics
Gross Bookings(5)	$467,882.6	$565,944.8	21.0%	27.4%
Air Ticketing	$329,353.6	$369,253.4	12.1%	18.4%
Hotels & packages	$138,529.0	$196,691.4	42.0%	48.7%
Number of Transactions
Air Ticketing	1,605.0	2,150.3	34.0%
Hotels & packages	430.1	1,549.4	260.3%
MMT India(6) standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	245.7	1,420.6	478.2%
Standalone Hotels booked on Mobile	106.9	1,037.4	870.8%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, share of loss of equity-accounted investees, net change in value of financial liability in business combination, net change in fair value of derivative financial instrument and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited”.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/16	828,599		$14.48	828,599	$138,007,966
04/01/16 – 04/30/16	NIL	$	NIL	NIL	$138,007,966
05/01/16 – 05/31/16	24,050		$14.48	24,050	$137,659,670
06/01/16 – 06/30/16	120,081		$14.16	120,081	$135,959,658

Total	972,730		$14.43	972,730	$135,959,658

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase our outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of June 30, 2016, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2017 First Quarter Financial Results

Revenue. We generated revenue of $121.2 million in the quarter ended June 30, 2016, an increase of 29.4% (an increase of 36.3% in constant currency) over revenue of $93.7 million in the quarter ended June 30, 2015.

Air Ticketing. Revenue from our air ticketing business increased by 20.8% (27.5% in constant currency) to $23.9 million in the quarter ended June 30, 2016 from $19.8 million in the quarter ended June 30, 2015. Our revenue less service costs increased by 30.8% (38.1% in constant currency) to $23.9 million in the quarter ended June 30, 2016 from $18.3 million in the quarter ended June 30, 2015. This was primarily due to an increase in gross bookings of 12.1% (18.4% in constant currency) and 34.0% increase in the number of transactions year over year. In addition, there was an increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 5.5% in the quarter ended June 30, 2015 to 6.5% in the quarter ended June 30, 2016, primarily as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers. Air ticketing transactions and gross bookings growth in the first quarter of fiscal year 2017 was largely driven by the expansion of the travel market in India due to increased domestic travel from lower airfares, new entrants in the air travel market and the expansion of the Indian economy.

Hotels and Packages. Revenue from our hotels and packages business increased by 32.0% (38.9% in constant currency) to $95.6 million in the quarter ended June 30, 2016, from $72.4 million in the quarter ended June 30, 2015. Our revenue less service costs increased by 80.8% (89.8% in constant currency) to $33.2 million in the quarter ended June 30, 2016 from $18.4 million in the quarter ended June 30, 2015. This was due to an increase in gross bookings of 42.0% (48.7% in constant currency), 260.3% increase in the number of transactions year over year and an increase in net revenue margin from 13.3% in the quarter ended June 30, 2015 to 16.9% in the quarter ended June 30, 2016. The increased margin in the quarter ended June 30, 2016 was due to better negotiated rates and higher performance linked and other incentives from our vendors. The year-on-year transaction growth in this segment was due to strong growth in our standalone hotel booking business as a result of significant customer inducement/acquisition programs run by the Company.

Other Revenue. Our other revenue increased to $1.8 million in the quarter ended June 30, 2016 from $1.5 million in the quarter ended June 30, 2015, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 54.5% (62.6% in constant currency) to $58.9 million in the quarter ended June 30, 2016 from $38.1 million in the quarter ended June 30, 2015, primarily as a result of a 80.8% (89.8% in constant currency) increase in our hotels and packages revenue less service costs and a 30.8% (38.1% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 5.7% to $13.1 million in the quarter ended June 30, 2016 from $12.4 million in the quarter ended June 30, 2015. This increase was on account of an annual increase in wages in fiscal year 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 5.4% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 329.2% to $52.7 million in the quarter ended June 30, 2016 from $12.3 million in the quarter ended June 30, 2015, primarily as a result of significant customer inducement/acquisition programs expenses incurred along with an increase in mobile application download and referral cost and other brand advertisement expenses that we incurred in the quarter ended June 30, 2016, which was partially offset by higher online marketing expenses in ETB Group in the quarter ended June 30, 2015. The customer inducement/acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 6.1% to $18.7 million in the quarter ended June 30, 2016 from $17.6 million in the quarter ended June 30, 2015, primarily as a result of an increase of $0.6 million in customer service fulfillment cost and $0.2 million in payment gateway charges in line with the growth of our business in the quarter ended June 30, 2016.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $27.8 million in the quarter ended June 30, 2016 as compared to a loss of $6.1 million in the quarter ended June 30, 2015. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for both quarters ended June 30, 2016 and 2015, and merger and acquisitions related expenses for the quarter ended June 30, 2015, we would have recorded an operating loss of $24.3 million in the quarter ended June 30, 2016 as compared with an operating loss of $1.6 million in the quarter ended June 30, 2015.

Net Finance Income (Cost). Our net finance income was $13.9 million in the quarter ended June 30, 2016 as compared to a net finance cost of $0.7 million in the quarter ended June 30, 2015, primarily due to the net change in fair value of derivative financial instrument of $20.1 million and partially offset by interest expense of $3.6 million on convertible notes in the quarter ended June 30, 2016.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended June 30, 2016 was $14.3 million as compared to a loss of $6.9 million in the quarter ended June 30, 2015. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees, income tax expense for both quarters ended June 30, 2016 and 2015; net change in fair value of derivative instrument for the quarter ended June 30, 2016 and merger and acquisitions related expenses for the quarter ended June 30, 2015, we would have recorded a net loss of $30.4 million in the quarter ended June 30, 2016 and a net loss of $2.2 million in the quarter ended June 30, 2015.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.34 for the quarter ended June 30, 2016 as compared to diluted loss per share of $0.16 in the quarter ended June 30, 2015. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees, income tax expense for both the quarter ended June 30, 2016 and 2015; and net change in fair value of derivative instrument for the quarter ended June 30, 2016 and merger and acquisitions related expenses for the quarter ended June 30, 2015, as mentioned in the preceding paragraph, diluted loss per share would have been $0.73 in the quarter ended June 30, 2016, compared to diluted loss per share of $0.05 in the quarter ended June 30, 2015.

Liquidity. As of June 30, 2016, the balance of cash and term deposits on our balance sheet was $196.2 million.

Fiscal Year 2016-17 Business Outlook

We remain optimistic of the long term business growth opportunities that are presented by India’s low penetration in the online hotels market as well as the growing domestic aviation market. Based on the strong first fiscal quarter’s high revenue less service costs achievement and the continuation of our high growth strategy to increase our India standalone online hotels market share, we are improving our outlook for year on year Net Revenue growth in fiscal year 2017 in constant currency to a range of 35% to 40% which will be a 10% points increase over the previously rolled out growth guidance range of 25-30%.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended June 30, 2016 beginning at 10:00 a.m. EDT on July 27, 2016. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 45836780. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-(855)-859-2056 and using passcode 45836780. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, net change in value of financial liability related to business combination, and income tax expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 14, 2016, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 33,000 hotels and guesthouses in India, more than 310,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

Jonathan.Huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2016	As at June 30, 2016
Assets
Property, plant and equipment	10,285	10,469
Intangible assets and goodwill	34,886	34,545
Trade and other receivables, net	946	1,183
Investment in equity-accounted investees	16,713	16,296
Other investments	6,690	6,770
Term deposits	20,757	20,748
Non-current tax assets	13,162	13,589
Other non-current assets	15,549	15,258

Total non-current assets	118,988	118,858

Inventories	527	696
Current tax assets	69	63
Trade and other receivables, net	28,222	30,362
Term deposits	148,555	132,452
Other current assets	51,194	37,264
Cash and cash equivalents	53,434	43,010

Total current assets	282,001	243,847

Total assets	400,989	362,705

Equity

Share capital	21	21
Share premium	248,732	249,299
Reserves	(5,817)	(7,787)
Accumulated deficit	(188,217)	(202,496)
Share based payment reserve	37,903	40,408
Foreign currency translation reserve	(15,013)	(15,569)

Total equity attributable to equity holders of the Company	77,609	63,876
Non-controlling interest	—	46

Total equity	77,609	63,922

Liabilities
Loans and borrowings	195,283	176,981
Employee benefits	1,641	1,718
Deferred revenue	1,407	1,071
Deferred tax liabilities	203	192
Other non-current liabilities	770	830

Total non-current liabilities	199,304	180,792

Bank overdraft	7,161	—
Loans and borrowings	2,017	3,935
Trade and other payables	110,296	107,858
Deferred revenue	2,085	2,184
Other current liabilities	2,517	4,014

Total current liabilities	124,076	117,991

Total liabilities	323,380	298,783

Total equity and liabilities	400,989	362,705

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended June 30,
	2015	2016
Revenue
Air ticketing	19,768	23,880
Hotels and packages	72,419	95,571
Other revenue	1,473	1,775

Total revenue	93,660	121,226

Other income	129	—

Service cost
Procurement cost of hotel and packages services	54,051	62,358
Cost of air tickets coupon	1,506	—
Personnel expenses	12,429	13,141
Marketing and sales promotion expenses	12,274	52,679
Other operating expenses	17,592	18,669
Depreciation and amortization	2,067	2,191

Results from operating activities	(6,130)	(27,812)

Finance income	609	20,921
Finance costs	1,346	6,976

Net finance income (costs)	(737)	13,945

Share of loss of equity-accounted investees	(56)	(417)

Loss before tax	(6,923)	(14,284)
Income tax expense	(13)	(30)

Loss for the period	(6,936)	(14,314)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(485)	(556)
Net change in fair value of available-for-sale financial assets	57	80

Other comprehensive income (loss) for the period, net of tax	(428)	(476)

Total comprehensive loss for the period	(7,364)	(14,790)

Loss attributable to:
Owners of the Company	(6,912)	(14,314)
Non-controlling interest	(24)	—

Loss for the period	(6,936)	(14,314)

Total comprehensive loss attributable to:
Owners of the Company	(7,325)	(14,790)
Non-controlling interest	(39)	—

Total comprehensive loss for the period	(7,364)	(14,790)

Loss per share (in USD)
Basic	(0.16)	(0.34)
Diluted	(0.16)	(0.34)

Weighted average number of shares
Basic	41,932,384	41,678,925
Diluted	41,932,384	41,678,925

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(14,314)	—	—	(14,314)	—	(14,314)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(556)	(556)	—	(556)
Net change in fair value of available-for-sale financial assets	—	—	—	80	—	—	—	80	—	80

Total other comprehensive income (loss)	—	—	—	80	—	—	(556)	(476)	—	(476)

Total comprehensive income (loss) for the period	—	—	—	80	(14,314)	—	(556)	(14,790)	—	(14,790)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	3,107	—	3,107	46	3,153
Issue of ordinary shares on exercise of share based awards	—	567	—	—	—	(567)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	35	(35)	—	—	—	—

Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)

Total transactions with owners	—	567	(2,050)	—	35	2,505	—	1,057	46	1,103

Balance as at June 30,2016	21	249,299	(9,628)	1,841	(202,496)	40,408	(15,569)	63,876	46	63,922

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended June 30,
	2015	2016
Loss for the period	(6,936)	(14,314)
Adjustments for non-cash items	6,790	(8,153)
Change in working capital	(78)	8,394

Net cash generated from (used in) operating activities	(224)	(14,073)

Net cash generated from investing activities	4,240	13,595

Net cash generated from (used in) financing activities	(2,678)	(2,523)

Increase (decrease) in cash and cash equivalents	1,338	(3,001)
Cash and cash equivalents at beginning of the period	49,857	46,273
Effect of exchange rate fluctuations on cash held	110	(262)

Cash and cash equivalents at end of the period	51,305	43,010

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended June 30,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	19,768	23,880	72,419	95,571	1,473	1,775	93,660	121,226

Less:
Service cost as per IFRS	1,506	—	54,051	62,358	—	—	55,557	62,358

Revenue less service cost	18,262	23,880	18,368	33,213	1,473	1,775	38,103	58,868

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended June 30,
(Unaudited)	2015	2016
Results from operating activities as per IFRS	(6,130)	(27,812)
Add: Employee share-based compensation costs	3,915	3,153
Add: Merger and acquisitions related expenses	178	—
Add: Acquisition related intangibles amortization	444	402

Adjusted Operating Profit (Loss)	(1,593)	(24,257)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended June 30,
(Unaudited)	2015	2016

Income (Loss) for the period as per IFRS	(6,936)	(14,314)
Add: Employee share-based compensation costs	3,915	3,153
Add: Merger and acquisitions related expenses	178	—
Add: Acquisition related intangibles amortization	444	402
Less: Net Change in fair value of derivative instrument	—	(20,060)
Add: Share of loss of equity-accounted investees	56	417
Add: Net change in value of financial liability in business combination	155	2
Add: Income tax expense	13	30

Adjusted Net Profit (Loss)	(2,175)	(30,370)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended June 30,
(Unaudited)	2015	2016
	(in US$)
Diluted Earnings (Loss) per share for the year as per IFRS	(0.16)	(0.34)
Add: Employee share-based compensation costs	0.09	0.07
Add: Merger and acquisitions related expenses	—	—
Add: Acquisition related intangibles amortization	0.01	0.01
Less: Net Change in fair value of derivative instrument	—	(0.48)
Add: Share of loss of equity-accounted investees	—	0.01
Add : Net change in value of financial liability in business combination	0.01	—
Add: Income tax expense	—	—

Adjusted Diluted Earnings (Loss) per share	(0.05)	(0.73)

(Unaudited)	For the three months ended June 30, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	20.8%	32.0%	20.6%	29.4%	30.8%	80.8%	20.6%	54.5%
Impact of Foreign Currency Translation	6.7%	6.9%	6.6%	6.9%	7.3%	9.0%	6.6%	8.1%

Constant Currency Growth	27.5%	38.9%	27.1%	36.3%	38.1%	89.8%	27.1%	62.6%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended June 30,
	2015	2016
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,605.0	2,150.3
Hotels and packages	430.1	1,549.4

Revenue less service cost:
Air ticketing	18,262.0	23,880.0
Hotels and packages	18,368.1	33,213.3
Other revenue	1,472.7	1,775.4

	38,102.8	58,868.7

Gross Bookings
Air ticketing	329,353.6	369,253.4
Hotels and packages	138,529.0	196,691.4

	467,882.6	565,944.8

Net revenue margins
Air ticketing	5.5%	6.5%
Hotels and packages	13.3%	16.9%

Combined net revenue margin for air ticketing and hotels and packages	7.8%	10.1%